Rule 12g3-2(b) File No. 82-34680

January 25, 2006

By Federal Express

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien:

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Gentlemen:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the following documents:

1. "SC NEWS (Autumn and Winter 2005 editions)" [English translation]; and
2. "Corrections of INTERIM REPORT FOR THE FIRST HALF OF THE 138th FISCAL YEAR" [English translation].

This letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: +81-3-5166-3541, fax: +81-3-5166-6215, e-mail: kahori.asaoka@sumitomocorp.co.jp).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed Federal Express envelope and label.

Very truly yours,

Kahori Asaoka (Ms.)
Manager
Corporate Legal & General Affairs Department
Sumitomo Corporation

Enclosure

1/30

Corrections of INTERIM REPORT FOR THE FIRST HALF OF THE 138th FISCAL YEAR

On December 14, 2005, Sumitomo Corporation announced the corrections of INTERIM REPORT FOR THE FIRST HALF OF THE 138th FISCAL YEAR as stated below. (*Corrected parts are indicated with underlines.)
The corrections will have no effect on Sumitomo Corporation's consolidated statements of income and consolidated balance sheets for the six-month period ended September 30, 2005.

<Page5-6>
2. Operating Results and Financial Status
• Consolidated financial status

[Previous disclosure]
In the six-month period ended September 30, 2005, net cash provided by operating activities was 35.9 billion yen due to strong business performances, while using cash for the expansion of business activities. Net cash provided by investing activities was 11.0 billion yen, mainly due to value realizations by replacing existing assets. Accordingly, free cash flow was 46.9 billion yen. Net cash used in financing activities was 96.8 billion yen resulting from the decrease in interest-bearing liabilities.

As a result, cash and cash equivalents as of September 30, 2005 decreased by 44.6 billion yen to 409.2 billion yen from March 31, 2005.

[Amended disclosure]
In the six-month period ended September 30, 2005, net cash provided by operating activities was 28.2 billion yen due to strong business performances, while using cash for the expansion of business activities. Net cash provided by investing activities was 18.6 billion yen, mainly due to value realizations by replacing existing assets. Accordingly, free cash flow was 46.8 billion yen. Net cash used in financing activities was 96.7 billion yen resulting from the decrease in interest-bearing liabilities.

As a result, cash and cash equivalents as of September 30, 2005 decreased by 44.6 billion yen to 409.2 billion yen from March 31, 2005.

<Page13>
Condensed Consolidated Statements of Cash Flows [Prepared on the basis of U.S. GAAP]

	Millions of Yen	
	2005	
	[Previous disclosure]	**[Amended disclosure]**
Operating activities:		
Net income	¥ 88,131	¥ 88,131
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	46,875	46,875
Provision for doubtful receivables	4,396	4,396
Impairment losses on long-lived assets	1,430	1,430
Gain on sale of property and equipment, net	(1,936)	(1,936)
Other than temporary impairment losses on securities	929	929
Gain on sale of marketable securities and other investments, net	(32,775)	(32,775)
Gain on issuances of stock by subsidiaries and associated companies	(1,534)	(1,534)
Equity in earnings of associated companies, less dividend received	(18,006)	(18,006)
Changes in operating assets and liabilities, excluding effect of acquisitions and divestitures:		
Increase in receivables	(37,154)	(49,048)
Increase in inventories	(15,603)	(15,603)
Increase (decrease) in payables	(11,296)	(11,296)
Other, net	12,464	16,666
Net cash provided by operating activities	35,921	28,229
Investing activities:		
Changes in:		
Property and equipment	6,836	31,554
Marketable securities and investments	9,281	112
Loans	(7,263)	(15,193)
Time deposits	2,097	2,097
Net cash (used in) provided by investing activities	10,951	18,570
Financing activities:		
Changes in:		
Short-term debt	27,356	27,356
Long-term debt	(105,852)	(105,779)
Proceeds from issuance of new shares of common stock, net of stock issue expenses	-	-
Cash dividends paid	(8,427)	(8,427)
Other, net	(9,889)	(9,889)
Net cash provided by (used in) financing activities	(96,812)	(96,739)
Effect of exchange rate changes on cash and cash equivalents	3,438	3,438
Effect of the change in the reporting period of affiliates	1,860	1,860
Net increase (decrease) in cash and cash equivalents	(44,642)	(44,642)
Cash and cash equivalents, beginning of period	453,891	453,891
Cash and cash equivalents, end of period	¥ 409,249	¥ 409,249

SC NEWS

No. 156 Autumn 2005

CONTENTS

Sumitomo Corporation

Stable Supply Is Job One

Michihisa Shinagawa, General Manager, Mineral Resources & Energy Business Unit

Each of Sumitomo Corporation's nine business units is developing business that maximizes the company's integrated corporate strength. Our short interviews with the General Managers of these business units reveal their passion and strategies.

This sixth installment introduces General Manager Michihisa Shinagawa of the Mineral Resources & Energy Business Unit.

How is your business unit exercising its integrated corporate strength?

At the Mineral Resources & Energy Business Unit, our business ranges from upstream to downstream activities. We are engaged in the development of natural resources such as coal, copper, oil and liquefied natural gas (LNG). We are also involved in mineral resources and oil trading and, through affiliates, in the operation of gas stations and retail sales of liquified petroleum gas (LPG).

We are exercising our integrated corporate strength by creating value chains that organically integrate development in the upstream, trading and distribution, and sales fields. For example, in March of this year we purchased Mitsui Mining. Eventually, we hope that coal produced and imported by our business unit is sold to Mitsui, and coal coke manufactured therefrom by Mitsui is then sold by our Carbon Dept., leading to increased earning opportunities.

On a companywide level, we collaborate with other business units as well as overseas offices and are exercising our integrated corporate strength across the entire company and on a global level: our businesses include tubular products in collaboration with the Metal Products Business Unit, plants with the Machinery & Electric Business Unit, and construction equipment with the Transportation & Construction Systems Business Unit. We also sell natural gas, are developing a gas field in the Gulf of Mexico jointly with Sumitomo Corp. America, and are developing natural resources in the North Sea, Russia and Oceania.



How are you coping with changes in the business environment?

What's important for our business unit, which handles products subject to changing market trends, is having sophisticated strategies and risk management. For this reason we ensure that our portfolio has a good balance of fields ranging from upstream to downstream, and that we invest our management resources accordingly. In addition to hedging in the futures market, our value chain, which presents an earning opportunity in each business activity—upstream, midstream and downstream—acts as a hedge as well. And above all, having topnotch human resources plays a big role in the sophistication of risk management.

The energy industry has been asked to switch to clean energy from fossil fuels. We think the demand for solar cells will rise, and are focusing on the raw material side. The importance of nuclear energy as clean energy will grow, as well. We intend to concentrate on hydrogen-based clean energy in the future.

Please talk about "Prosperity and Dreams."

Consumption of natural resources and energy keeps increasing on a global scale. Securing a stable and competitive supply amid such heavy demand is our business unit's top priority, and, I think, the way we can contribute to realizing prosperity and dreams around the world.

The Batu Hijau Copper and Gold Mine in Indonesia is one of this business unit's biggest earners. We are returning part of our earnings there to improve local education and health, as well as to introduce irrigation facilities. It is a project where we can directly feel our social contributions. I think it wonderful to be able to contribute to society while pursuing profits. I hope that each of our unit's employees will be involved in developing business that leads to the realization of Prosperity and Dreams.

A New Era of Content

Sumitomo Corporation's media businesses include cable TV (CATV), programming and movies, and many hold top positions in the industry. We asked General Manager ***Shigeru Ohashi*** *of the Media Division, where further growth can be expected.*


UNITED
cinemas.

Back in the mid-80s, Sumitomo Corporation mapped out a management policy to shift away from its conventional trading-oriented business. At that time we launched a media-related business, recognizing the importance of this emerging field, and thus was born the Media Division. The division aims to be a media conglomerate, with broadcast- and movie-related businesses as its core.

In the broadcast-related business, we are focusing on cable TV. Jupiter Telecommunications (J:COM), Japan's biggest multiple systems operator (MSO), has invested in and controls several cable TV stations; 32 stations operated by 17 companies in the J:COM Group provide programming to 16.6 million households in Japan. Jupiter Programming (JPC) meanwhile invests in and supports the operation of 16 channels as a multichannel operator (MCO), supplying content to cable TV and CS (communication satellite) digital broadcasting stations, and has become a leading digital entertainment provider. Its 16 channels cover the major genres of CS channels, and they are No.1 in each genre, having the largest number of subscribers.

Next, in the movie-related business, are film investments by Sumitomo Corporation itself, movie operation focusing on production and distribution by Asmik Ace Entertainment, and cineplexes run by United Cinemas, which reinvented the image of movie theaters by improving their convenience, comfort and diversity.

Consumer Support Is Key

No business in the Media Division works out without support from its customers. I have been involved in consumer-related businesses for some years, and in the Media Division, too, customer satisfaction is what determines success or failure. How can we please them, how can we see their faces light up with joy—we have to constantly think about these things as we go about our work.

For J:COM, it is important to keep pursuing quality: choosing programs and services that satisfy viewers and generate favorable feedback. On this point, we are no different from a retail business.

The cineplex business must let customers experience comfort so that they return again. It's the same with movie investments. Since 1988's "Akira" we have invested in 17 movies, five of which—"A Class to Remember," "Railroad Man," "When the Rain Lifts," "The Twilight Samurai" and "Half a Confession"—received awards for Best Film at the Japan Academy Awards. I think it's quite a high hit rate. Naturally one should only invest in good-quality movies with commercial potential, but the achievement, I think, is proof that we have a good eye for choosing winners.

Harnessing New Technologies

J:COM is Japan's biggest MSO and has signed up a total of 3.4 million households for TV, Internet and phone service. JPC has Japan's largest subscriber base in the movie, sports and shopping genres.


Media Conglomerate
Channels & Programs
Movie Plus
LaLa TV
Golf Network
J Sports 1+2+3
Discovery Channel
Animal Planet
Reality TV
Shop Channel
Movies
Asmik Ace Entertainment
JSAT/Sky Perfect TV
Jupiter VOD
(Video-on-demand content provider for cable TVs)
Online TV
(IP-based multichannel broadcaster)
NTT FTTH ADSL
United Cinemas
DVD, VHS (package sales)
J:COM



Shigeru Ohashi, General Manager, Media Division

Shop Channel holds by far the top position in sales as well, achieving sales of ¥50.3 billion. Maintaining the top position and widening our lead requires the support of viewers and consumers.

Further, as times goes by, technologies and needs change, so we must constantly introduce new services to stay No.1. We are already promoting "Jupiter VOD (JVOD)," which provides video-on-demand content to cable TV stations and "On-line TV" providing programs via broadband line.

In addition, we will launch an interactive channel called "Parti TV" by the beginning of next year. This is a next-generation TV show where viewers can participate in auctions and games. We have high hopes for Parti TV, which fully maximizes the strong points of live broadcasts like Shop Channel.

Another challenge for us is the further enhancement of the new services as mentioned below. Movies from Buena Vista (Disney), MGM, Warner and Paramount are already available. In June, we acquired Fuji TV stock, forming a strategic partnership with them, and we broadcast women's volleyball on JVOD in July. As TV stations are the strongest content providers, we'd like to pursue various joint projects and collaborations—VOD, multichannel and so forth. If digitalization progresses in the cable TV arena, the needs for VOD will swell, and content will become key. Our ability to consistently provide good content will be put to the test.

And there is one more thing, high-definition broadcasting. Shop Channel has already employed HD cameras and is ready to transmit high-definition pictures at any time. In a high-definition broadcast, any flaw or stain on a product will be clearly shown, so our customers' trust in the quality of our products will be strengthened.

In the cineplex business, we purchased Japan AMC Theatres in June and now operate 15 sites and 161 screens across Japan. It is a milestone for us as we aim for the top position in that industry (we are now No.3). We will expand our size speedily—the goal is 30 sites—through business cooperation, consolidation and acquisition.

We must make constant improvements while aiming for the next milestone. If we can do that, our top position will be unassailable. We could call it a contest of knowledge and speed.

Infrastructure and Content

As a general trading company, Sumitomo Corporation has bases such as IT, FT and LT, which are no doubt a strength. An additional strength, perhaps our greatest, is that we have promoted businesses with the two wheels of J:COM and JPC. Some 1.6 million house-

No. 1 Channel by Genre

Channel	Genre	No. of Subscribing Households Sales
Movie Plus	Movies	5.87 million
J Sports	Sports	4.64 million ¥15.6 billion
Golf Network	Golf	4.7 million
Shop Channel	Shopping	19.46 million ¥50.3 billion
Discovery Channel	Documentary	4.64 million

holds subscribe to J:COM—close to one-third of Japan's cable TV subscribers, said to total 5.5 million households. We have developed our business simultaneously having both content such as programs, works and products, and a sales window to show them. It might have been difficult for J:COM to expand its subscriber base without JPC's channels.

The same holds true for movies. We secured a distribution channel with Asmik Ace and screened them at United Cinemas so that the movies we invested in and produced would be viewed by customers, and I think we were successful.

Better Tomorrow Than Today

Quick response is a characteristic of our work. Tabulations of viewing rates and sales results in TV shopping are instantaneous. Seeing the results of your work immediately like this is extremely rewarding. Conversely, it could be very harsh if we were to be instantly shunned by unsatisfied customers.

Our work comes down to sincerely delivering good products, good programs and good services. This fundamental philosophy shouldn't be changed. To enforce it thoroughly, I constantly tell all employees, "Better program, better product, better service tomorrow than today."


Subscribers of J:COM Service
Unit: 1,000 households
Telephone
Internet
CATV
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
'01/03
'02/03
'03/03
'04/03
'05/03
'05/06



Customers' Smiles—Proof of "Prosperity and Dreams"

The Media Division contributes to realizing "prosperity and dreams" by providing products, programs and services to our customers. We can tell whether we are helping to realize their "prosperity and dreams" from their smiles—whether they are watching TV, enjoying a movie at the theater, or receiving delivery of products. Therefore, unless we ourselves enjoy working, we can't do a good job. This I would like to continue to enforce thoroughly.

Programs themselves are fun, shopping itself is fun, products themselves are fun, so we watch, so we buy. This is the realization of "prosperity and dreams." If we can keep providing this, we surely will prevail over the competition.

To this end, we should be faithful to the basics and successively work on originality and ingenuity. This means giving customers the best possible entertainment and earning their trust.

A New Business Model for the German Used Car Market

The German used car market is said to exceed seven million cars per year, making it the largest such market in Europe, but its infrastructure is still developing. There is room for modernization, especially in the distribution network of independent used car dealers, and this area is being watched closely by companies across the industry.


Summit Auto Group Headquarters

The first area to be revamped in this market was financing services. Until a few years ago, it was the norm to purchase a used car with cash, but it is now very simple for anybody to pay in installments. Now, the next area of the business that is attracting attention is the direct supply of used cars to dealers.

Unique Business Model

Earlier this year, Automotive Dept. No.2 launched a new company in this market, the Summit Auto Group GmbH. Long-term inventory can be fatal in the used car business; the returns are too low when weighed with the risk of purchasing cars and holding them as inventory. To overcome this unattractive scenario, our company built up a virtual inventory through the Internet, thereby eliminating the risk factor.

Here's how it works. High-quality used cars are secured—but not purchased—from the manufacturers and from auto-leasing companies at regular intervals and showcased on the Internet. Until a used car dealer makes an order, no inventory costs are incurred. Once a dealer makes an order, our company purchases the vehicle from the manufacturer as quickly as possible and settles the payment. We therefore shoulder all payment risk for the manufacturer. This business model utilizes the credit-line strength of an integrated trading company, as well as its risk-management knowhow, to their fullest extent; it also allows us to increase our purchasing power by conducting business with a wide range of car dealers, and optimizes cost for both the sales and purchase sides of the business.

Purchase of Werbas

This business model is very close to what trading companies have been doing all along in their export businesses, and is not necessarily difficult to accomplish. However, getting acknowledgement from the market requires credit worthiness and trust, as well as a solid customer base at the time of launch. For this purpose, Sumitomo Corporation last year purchased Werbas AG, a German car-dealer software house with a customer base of over 8,500 dealers.

Werbas was started 20 years ago under Germany's technical inspection agency. The company holds a leading position in the industry, has an excellent reputation, and its software is well established. To this software we will add our model for a "distribution pipeline" of used cars and our financing services. The aim is to not only increase the competitiveness of the software, but also achieve the synergetic effect of expanding our customer base. Meanwhile, we will also be able to conduct system development within Sumitomo Group companies as an integrated full-stream procedure. Furthermore, by working with the technical inspection agency, we hope to gain a reputation for reliable automobiles.

The real battle has only just begun. With everybody working together, we hope to push forward towards the realization of our new business model.

—Automotive Dept. No.2 / Summit Auto Group GmbH


WERBAS
WERBAS AG Car Dealer Software & More
Cars & Financing
Information & Data
Internet
summit
autogroup
Accelerating business development through the purchase of Werbas AG

Global Strategies and Integrated Corporate Strength

Sumitomo Corporation regards its integrated corporate strength as a core competence, its cornerstone being our global network encompassing 150 business operations and more than 800 consolidated companies worldwide. Pursuing global business opportunities through tie-ups with regional organizations, both in and outside of Japan, is now paramount for the nine Business Units at Head Office. We asked Noriaki Shimazaki, executive vice president of Sumitomo Corporation, about its global strategies.


Executive Vice President Noriaki Shimazaki

SCN: What is Sumitomo Corporation aiming for in its global strategies?

Shimazaki: For our company to increase its earnings base on a global scale and aim for continuous growth, more than ever our Business Units and regional organizations must reinforce mutual ties. Sharing each product strategy and regional strategy is a top priority. I think the key to our company's global strategy is to raise synergy by harmonizing strategies, and thereby end up with a "whole greater than the sum of its parts."

In other words, our objective is to formulate strategies from global perspectives. This means allocating management resources effectively and using our strength to best advantage. Interaction between Business Units and regional organizations is becoming more important from the perspective of ensuring proper internal controls of the Group as a whole, including consolidated companies, and improving operational quality.

SCN: What specific measures will be deployed in the global strategy?

Shimazaki: Under the AA Plan, our 2003-2004 medium-term management plan, we set up a "Committee for Globalization" to tackle various initiatives.

First, the Business Units and regional organizations determined what to focus on and how to proceed in each region and product field, then clarified and shared the global strategy; they worked to strengthen earnings power by integrating product and regional strategies. As part of the effort, regional organizations participated in the management of companies belonging to Business Units, and we have worked to maximize our overall integrated corporate strength through enhanced ties among Business Units and regional organizations.

We further focused on enhancing the capabilities of local staff, who are indispensable in our effort to discover and expand regional businesses. We also promoted them to management positions. We reinforced our infrastructure, including our global intranet.

Basic Profit by Region


51%
28%
8%
5%
1%
7%
FY2003
66.8
38%
31%
16%
5%
5%
5%
FY2004
110.0
Other
Japan
Asia
Americas
Europe
Oceania
(Billions of yen)
0
20
40
60
80
100
120

Note:
Basic profit: Operating income after tax and before depreciation + Equity in earnings of associated companies, net; an indicator of the company's earning power
Profits of Sumitomo Corporation (Parent) is allotted by the customers' locations while those of affiliated companies are allotted by their locations.

On the structural side, we enhanced wide-zone operations, and introduced a region-wide business division system under the General Manager for Europe and General Manager for China. In April this year we launched the General Manager Office for Southeast Asia and started activities.

SCN: How will the global strategy be deployed under the AG Plan?

Shimazaki: The initiatives taken under the AA Plan have started to bear fruit. Our information-sharing has advanced and cooperation between Business Units and regional organizations is increasing.

Under the AG Plan, our new medium-term management plan for FY2005 and FY2006, we set up the "AG Plan – Committee for Globalization." The AG Plan is positioned as a stage where regional organizations will pursue initiatives and tap their integrated corporate strength to a greater degree, helping to expand our earnings base.

I think it will become more important for each regional organization to target growth and development deeply rooted in their regions, and to proactively strengthen their strategy-making capabilities and strategy-proposing power to further grow the global consolidated base.

SCN: What was the purpose of introducing the General Manager system in Southeast Asia?

Shimazaki: I think the biggest advantage of the General Manager system is that it promotes initiatives speedily within the region and with other regions. It's important to share information with each office in the wide zone, and to formulate strategies from a higher standpoint. We had already appointed General Managers in the Americas, Europe, China, the Middle East, CIS and South America, and are working on wide-zone operations.

As you know, Southeast Asia is showing marked economic growth; its importance as a market is further increasing, and ties with regional economies are being promoted under AFTA (Asean Free Trade Area). Revenue from Southeast Asia accounts for 20 to 25% of this corporation's profits. Southeast Asia's strength is increasing. We are expecting even bigger business developments through our introduction of the General Manager system there.

Promoting Globalization

Europe
Region-wide business division system
CIS
Wide-zone operations under General Manager for CIS
China
Region-wide business division system introduced in January 2005
Middle East
Enhanced collaboration among offices in the region
Southeast Asia
General Manager for Southeast Asia appointed in April 2005
Americas
Region-wide business division system
South America
General Manager for South America appointed (under General Manager for Americas) in January 2005

By formulating and implementing dynamic strategies for the whole region, we can optimize the use of our resources and know-how, thereby reinforcing our sales power.

SCN: How are you going to operate the system?

Shimazaki: Under the General Manager Office for Southeast Asia are three local corporations, two branches and six representative offices. We consider it important to maximize each country's uniqueness, so operations are carried out not under the Business Units but under each country's existing regional organization, supervised by the General Manager.

We are aiming for autonomous operation for this region, business exploitation and promotion in the wide zone, further integration of strategies as well as enhanced ties with Business Units and Divisions, and reinforced and streamlined functions of region-wide corporate teams through the formulation and implementation of regional strategies in Southeast Asia.

While we intend to expand our business and earnings base by consolidating operations within the Southeast Asian region, we will also promote reinforced ties with neighboring offices and other wide-zone operations centering on Southeast Asia, and develop this into a wider-zone operation in the future. We will chart our direction through joint projects characterized by more aggressive collaboration between offices in neighboring India, Oceania, South Korea, Taiwan, etc. and wide-zone organizations in Southeast Asia and China. We intend to discover and expand wide-zone businesses by raising awareness of them among office staff through meetings and training.



Summit Air Service Corporation

Summit Air Service Corporation aims to be a one-stop, full-service travel agency.

Summit Air Service was launched in 1989 as an inhouse travel agent to support overseas business travel for the Sumitomo Corporation Group. Since then it has grown to handle both domestic and overseas business travel for more than 150 companies. Through its main office in Harumi Triton Office Tower Y and shop in Triton Square, Summit Air Service offers products and services for independent travelers, as well.

More Than Just Tickets

Our main job is to arrange overseas business trips and work assignments. We believe our strengths are the ability to make reliable and prompt travel arrangements, to respond flexibly, and to make useful suggestions to those about to travel on business. Drawing on our experience and knowledge of overseas travel arrangements, we endeavor to provide our customers with the latest information. We also handle foreign exchange for them, both on departure and on their return; we keep various currencies as well as travelers' checks in stock for this purpose. In April this year we started stocking Chinese yuan, and our customers appreciate the convenience of this service.



Summit Air Service shop inside Triton Square

Currently we are expanding our business and aiming to become a full-fledged general travel agency so that individual customers, mainly in the Harumi region, can make use of our services. In addition to leading-brand travel products, we handle a wide range of unique overseas and domestic package tours, various types of JR train tickets—reserved seats, excursions, etc.—and discount airline tickets. We also handle travel insurance covering illness, injury and other risks that arise while traveling. Insurance policies can be issued on the spot, so customers can have peace of mind even when they have to depart suddenly.

Furthermore, we have the capability to help customers plan group travel, both domestic and overseas, such as company trips, travel for training seminars and inspection, and we can receive tour groups from abroad. We have abundant experience in handling transportation, lodging, sightseeing and more for foreign visitors. We also handle accommodations at *ryokan*, (Japanese inns) and hotels in and outside Japan, and offer travel-related goods and souvenirs by mail-order. This service is also offered through our Website.





Pamphlets and guidebooks of products handled by Summit Air Service

Evolving Step by Step

People travel for different reasons: business, pleasure, and so forth, and the way they travel also varies. What people need from a travel agency therefore varies as well, and changes with the times. We are keenly attuned to these diversified needs so that our customers can all meet their initial travel goals. Furthermore, nothing would please us more than if we could help surpass customer expectations in "delivering dreams and impressions."

While responding to the needs of local customers, we hope to grow and evolve step by step and eventually become a one-stop, full-service travel agency in the Harumi region.



International sightseeing destinations—Las Vegas (left) and Venice (above)

COMPANY PROFILE

Name: Summit Air Service Corporation
President: Hiroki Mori
Address: Office Tower Y 25F, 1-8-11, Harumi, Chuo-ku, Tokyo (Sales Office: Harumi Triton Square 3F)
Telephone: +81-3-5166-6926 (Sales Office +81-3-3536-2831)
URL: http://www.summit.as.co.jp (Japanese)
Business: Travel agency, exchange, insurance agency



Weather Derivatives

Plain Talk

Abnormally warm winters, hot summers, many typhoons, severe rainstorms—Japan has been experiencing record-breaking weather anomalies, and its economy has been greatly affected. Enter the weather derivative, a relatively new financial instrument that can help companies limit the effect of such meteorological conditions on their earnings. In this, the seventh installment of our Plain Talk series, we report on Sumitomo Corporation's weather derivative business.

Plain Talk

The abnormally extreme temperatures and rainfalls of recent years have had a substantial influence on Japan's economy. It is said that some two thirds of all businesses—utility, energy, agriculture, leisure and travel, textiles, etc.—depend on the weather. These businesses cannot allow themselves to just hope for a good weather.

And this is why the idea of "weather derivatives" has attracted so much attention. A weather derivative is simply a financial instrument that hedges against the weather. Conditions that threaten the earnings of a business, such as extreme temperature and rainfall, are first identified, and when such meteorological conditions occur, businesses are indemnified. The weather derivative is much like an insurance policy against the weather.

However, there is a distinct difference. With weather insurance, financial loss caused by weather, such as a factory damaged by a typhoon, is calculated and the business is indemnified once the damage has been assessed. With a weather derivative, so long as the predefined weather conditions occur, the business is indemnified regardless of damage. This system permits prompter payout than with insurance, since the causal relationship between the weather and damage need not be proven, nor damage assessed.

Let us look at a typical example.

Heating Oil Company X in Tokyo loses earnings during warm winters. The company purchases a derivative stating that if the average temperature in Tokyo between January and March exceeds 8.20°C, it will receive ¥1 million per 0.01°C, up to a ceiling of ¥100 million, and pay ¥10 million as "premium."


8°C
8°C
Indemnity

Let us say that the average temperature during those months was 9.15 °C, or 0.95°C above the baseline. Company X would receive a payout of ¥95 million (one million times 95). Again, it would receive this amount regardless of its sales performance. This illustrates how a weather derivative differs from weather insurance.

In this example, Company X purchased the derivative for ¥10 million and therefore netted ¥85 million. Let us consider another example, this time of a small, sole-proprietor noodle shop. Faced with the prospect of lower sales during an excessively hot summer (when people prefer sushi), the shop owner could purchase a "hot summer hedge" derivative carrying a maximum payout of ¥1 million, for a premium of ¥100,000. The purpose of this example is to show that weather derivatives can and are scaled based on the type of business.

Total Risk Coverage Through Integrated Strength

In the weather derivative transaction, a single business may purchase an "option" as in the case of Company X, or two businesses with opposing needs may exchange their risks. This is called "swap," or "collar." This type of derivative could be created, for example, between a business that performs better in higher temperatures and another that performs better in cooler temperatures.

In 2001, TEPCO (Tokyo Electric Power Company) and Tokyo Gas structured a collar weather derivative. TEPCO, which can expect higher revenue in hotter summers due to increased usage of air conditioners, etc., and Tokyo Gas, which can expect higher revenue in colder summers due to increased demand for hot water, etc., structured a collar agreement where TEPCO pays Tokyo Gas if the temperature is higher than the baseline, and Tokyo Gas pays TEPCO if the temperature is lower.

This was the first weather derivative transaction made by any major Japanese utility company and attracted much attention.

The history of weather derivatives is still quite young; the first transaction was concluded in 1997 between two US energy companies. Japan saw its first transaction two years later, when Mitsui Maritime Trade & Fire Insurance (now Mitsui Sumitomo Insurance) made a contract with a sporting goods company.

Since then, major city banks and smaller regional banks have entered the game and the market for weather derivatives has taken off. With global warming now spurring increasingly abnormal

weather patterns, weather risk management has become a life or death concern for many businesses, especially small- and medium-sized ones.

It was under these conditions that Sumitomo entered the market in April 2002.

As a trading company, we already had accumulated knowhow in risk hedging. We also had experience and a proven track record in handling OTC (over the counter) derivatives that correspond to volatility risk management in areas such as weather and energy.

In October 2002, we concluded two contracts—a fuel derivative and weather derivative—with a major fuel company, hedging against a warm winter and its attendant fuel price increases. Using our integrated strength as a weapon, we showed the market our ability to provide stable performance by studying the various aspects of the client.

New Market, Much Potential

The weather derivative business still has many challenges. There is no set formula that works to gauge the effect of weather conditions on a given business's performance.

Proving the correlation between weather and profit becomes even more difficult as the scope of a business expands. For instance, a major beverage manufacturer that suffers much lower sales of beer during a cool summer may be able to compensate by bolstering its product line, expanding its sales territory or increasing its advertising. Even if the weather risks are known, actually implementing a weather derivative is another matter entirely.

Given these circumstances, the market for weather derivatives is currently a peculiar one comprising two distinct types of accounts: the large-scale accounts of major utility companies, and the smaller accounts of small- and medium-sized businesses.

However, although the distinct separation of the accounts can be seen as a challenge, what lies between the two is still untracked territory, ripe for exploration.

While accurate figures of the market are difficult to come by, the total ceiling for weather derivatives in Japan in 2004 was estimated at between ¥40-¥50 billion and is poised to grow further.

A successful hedging of risk not only stabilizes the performance of a business, but also translates to a lower cost for the consumer, and ultimately, better quality of life.

Sumitomo Corporation will continue to advance its weather derivatives business, a business that benefits both companies and people.



This article was written with the cooperation of Takahiro Yano and Hideyuki Kanbayashi of the Customer Sales Team of the Commodity Business Department.

In this section we invite staff members from our overseas offices to write short essays about life in their countries.



Pyrmont's the Place
SYDNEY

By Kathy Birtles



Pyrmont, once a bustling industrial port of Sydney and home to Australia's largest sugar refinery, has since the 1990s been transformed into a cosy, village-type suburb with a pleasant sense of community.

Pyrmont is situated on a peninsula and surrounded by beautiful Sydney Harbour. At only 30 minutes' walk from the city's Central Business District, the area is very popular with "Sydney-siders" because of its abundance of things to see and do: parks with great views of the Harbour, the city itself and the Sydney Harbour Bridge; the fish markets, where people from all over Sydney shop for the freshest seafood; produce markets; colorful cafés & restaurants; and Darling Harbour, which offers many attractions such as the Sydney Aquarium, Maritime Museum, and Sydney Exhibition Centre.



Pyrmont Bay Marina, with the Star City Casino in the background.



The Sydney Growers Markets, held on the first Saturday of each month.

Pyrmont has therefore succeeded in transforming itself from an old industrial town to a new suburban area with strong residential and tourist appeal. This is where I have lived for the past four years. With so much on my doorstep, it is a wonderful place to enjoy with my young family, and if you're ever in Sydney I encourage you to see Pyrmont as well!



Hell's Kitchen
NEW YORK

by Keith Weissman



One of the most enjoyable and relatively unknown neighborhoods in New York is an area called Hell's Kitchen. Hell's Kitchen encompasses 34th to 59th Street, from 8th Avenue to the Hudson River. While the name does not sound too inviting, Hell's Kitchen is a thriving area with a variety of great bars, restaurants, and cultural amenities.



A good example of the rebirth of this area is Worldwide Plaza on 9th Ave.

Not too long ago, Hell's Kitchen was a downtrodden, undesirable place to live. Today though, cruise ships set sail from the Passenger Ship Terminal between 48th and 52nd Street, food shops and restaurants featuring gourmet and ethnic cuisines line 9th Avenue and parts of 10th Avenue, and 42nd Street is home to Theater Row, a group of Off-Broadway theaters. The Irish Arts Center is located on 51st Street between 11th and 12th Avenue and the Puerto Rican Traveling Theater is on 47th Street just west of 8th Avenue. The area is now home to more than 15 art galleries and the famous Restaurant Row on 46th Street, a collection of boutique restaurants representing a variety of cuisines. The 9th Avenue International Food Festival takes place every year on the third weekend in May. And of course, Times Square, which has been cleaned up and re-developed, is mere steps away.



Bar Nine—a great place to meet friends after work.


343

Duck downstairs of the old row homes on Restaurant Row for a fantastic meal.

Whatever your taste, I encourage all to wander off the beaten path and explore Hell's Kitchen!

Honorary Advisor Tomiichi Akiyama Decorated by Belgium

At the Embassy of Belgium in Tokyo on June 16, Sumitomo Corporation's Honorary Advisor Tomiichi Akiyama was awarded the Commander of the Order of the Crown by HRH Prince Philippe, Crown Prince of Belgium.

This medal is presented to civilians who render distinguished service to the Belgian state. Honorary Advisor Akiyama's great contribution to the economical growth of both countries through the business of Sumitomo Corporation over many years and his active efforts for the expansion of investment and trade as well as for human exchanges as Chairman of the Belgo-Luxembourg Market Council (BLMC) since 1998 were recognized.

Sumitomo Corporation's former President Mitsuo Uemura (former BLMC Chairman) was also presented the medal in 1979, so for Sumitomo Corporation, it was our second time to receive the honor.

—Global Strategy & Research Dept.



Honorary Advisor Akiyama receiving the medal from HRH Prince Philippe, Crown Prince of Belgium

Disaster Relief Support for Tsunami Victims

The earthquake off the coast of Sumatra and resulting tsunami on December 26 of last year was a disaster of unprecedented magnitude, and all-out recovery work still continues in the stricken area.

The Sumitomo Corporation Group quickly began implementing various support efforts. Among them, Sumitomo Corporation's monetary donation made through the Japanese Red Cross Society (JRCS) was highly regarded by the Japanese government and the JRCS President Tadateru Konoe presented to our representative the Diploma with Dark Blue Ribbon at their office on July 25.



Executive Officer Kawahara attended the presentation ceremony of the Diploma with Dark Blue Ribbon.

Sumitomo Corporation Group has since been making donations of various goods, and this summer, Sumitex, our subsidiary, donated approximately 600 articles of clothing to some 100 representatives of tsunami orphans at a friendship camp in Japan (called "Easing the Hearts of Tsunami Orphans" and hosted by the Ashinaga, a Japanese organization that provides support for children who lost their parents). The tsunami orphans also had a chance to make friends with Japanese orphans. At a farewell party held on August 15, our Philanthropy Team presented the clothing to the children, along with many words of encouragement. Drawings by the children depicting the stricken areas and the joy they felt at the camp were displayed. It was striking to see in the drawings how clearly the hearts of the children were relieved after finding refuge in the camp.

We, Sumitomo Corporation Group, will continue to be involved in social contribution activities on a global basis for the realization of prosperity and the dreams of all who are in need.



—Corporate CommunicationsDept., Philanthropy Team


ASHINAGA
波遺児らの心癒やすつどい

Akira Kotaka, Philanthropy Team Manager, presented souvenirs to the representative of the tsunami orphans.



Orphans expressing their feelings at the end of the camp session

Prague

DINING PLEASURE IN THE HEART OF CENTRAL EUROPE

What comes to mind when you think of the Czech Republic? It might be the enchanting cityscape of Prague, which dates from medieval Europe and is known as the "City of a Hundred Towers" and "Magic Capital." Or maybe it is the image of a country of music, represented by the Czech Philharmonic Orchestra. Or perhaps it is the image of strong athletic teams such as soccer, ice hockey and gymnastics. The Czech Republic has each of these wonderful sides, but what comes to my mind is Czech beer, beer and more beer!

Golden-colored Pilsner beer, the kind most familiar to us Japanese, originated in the city of Pilsen in the Czech Republic. There are an almost uncountable number of microbreweries in the Czech Republic, each with its own distinct features and fabulous tastes. When the Czech Republic separated from Slovakia in 1993, the Czech Republic became the world's greatest consumer of beer per capita. Even in the dead of winter in Prague, people gather in an open terrace and enjoy beer, beer and more beer!



Prague's beautiful cityscape



The Czech Republic is one of the world's largest beer consumers.

To Your Health

Beer is the most popular drink, but there is also wine, produced mostly in the Moravia region. White wines such as Riesling are mainstream and if you visit small wineries patiently, you may encounter a good-quality bottle, though only occasionally, as the severe climate and limited hours of sunlight really put to the test the stubborn and diligent nature of the Czech people.

Other alcoholic beverages include a plum spirit called *slivovitz*, favored as you might recall by a professor in *The Prague Spring*, a novel written by Kazuya Harue, a former secretary of the Japanese embassy. He was posted in Prague during the socialist movement of the same name, thus the name of his book. Still other drinks include a herb liquor called *becherovka*—very enjoyable on a long, crisp autumn night.

Silent Nights and the Aroma of... Carp

As Christmas approaches, decorations start appearing in the medieval towns, and a somewhat romantic ambience starts to fill the air. But unlike Christmas elsewhere, this time of year is marked by a delicious, but somewhat incongruous aroma—the aroma of carp cooking in food stalls!

Fat and plump carp, still alive and gasping for air, seem to be everywhere. And they are served up in numerous ways—as soup, deep fried, baked, you name it. There's even a kind of pound cake, baked in a carp-shaped mold and served as dessert. How did this start? Well, one theory says that a Chinese monk introduced the fish—symbol of health and longevity in his culture—into the country sometime in the 13th century. And what better time to celebrate those auspicious attributes than Christmas?

Leading Fat Consumer in the World

The Czech Republic is also a leading consumer of fat. Well-known Prague ham (it is truly delicious!) and traditional cheese are favored and often on the table. They, however, are exceptionally high in salt content, and though Czech people have become more health conscious of late, fat and salt continue to appear in large quantities in the local delicacies.

All in all, being in this Central European country, and seeing the progress it is making since joining the EU last year, is very satisfying—especially when you are relaxing over a good meal and a delicious beverage or two.

—Hidehiko Imose
Sumitomo Corporation Prague Branch

SC NEWS is a quarterly publication of the Corporate Communications Dept. of Sumitomo Corporation.
1-8-11, Harumi, Chuo-ku
Tokyo 104-8610, Japan
e-mail: info1@sumitomocorp.co.jp
URL: http://www.sumitomocorp.co.jp/english


Vegetable INK

NEWS

...oration No. 157 Winter 2005/2006

CONTENTS

Sumitomo Corporation

A Lifestyle Business

Yoshi Morimoto, Managing Executive Officer & General Manager, Consumer Goods & Service Business Unit

Each of Sumitomo Corporation's nine business units is developing business that maximizes the company's integrated corporate strength. Our short interviews with the General Managers of these business units reveal their passion and strategies. This seventh installment introduces Managing Executive Officer and General Manager ***Yoshi Morimoto*** *of the Consumer Goods & Service Business Unit.*



What businesses are you operating?

There are two divisions in the Consumer Goods & Service Business Unit. The Food Business Division covers food, everything from upstream to downstream. This includes import and sales of fertilizers for production of farm produce in and outside Japan; import of raw materials such as sugar, grain, oils and fats, and sales of processed goods; import and sales of meat as well as processed foodstuffs; and production, import and sales of fruits and vegetables centering on banana.

Meanwhile the Lifestyle & Retail Business Division, which was launched in April 2005 by integrating the former Textile Division and Retail & Consumer Service Division, delivers a wide range of products in the areas of clothing, food and housing. We are promoting diversified businesses—Sumitex, manufacturer/wholesaler of textile goods; Sumisho Interior International, which exports, imports and sells interior-related goods; and the Summit-operated supermarket chain, Sumisho Drugstores, Otto-Sumisho, Montrive, which handles the Feiler brand, and Oriental Diamond.

How is your Business Unit exercising its integrated corporate strength?

We set up the Lifestyle & Retail Business Division to organically combine the product planning ability and advanced production function of the Textile Division with the sales network of the Retail & Consumer Service Division.

In addition, to increase sales to—and strengthen relationships with—supermarkets, we offer lump-sum services—retailing electricity, joint purchase systems and staff uniforms. Summit not only sells products it purchases from the Food Division but also runs stores in the shopping centers our company develops. They purchase electric power from Summit Energy and are employing Sumisho Card credit cards. I think it helps our integrated corporate strength when each company in the Group conducts business transactions with other companies in the Group.

You are making strategic moves for the future in each area. Tell us about them.

The Food Business Division is applying the business base we built through the banana business to other fruits and vegetables, focusing on increasing our presence in the import market. We are also trying to improve our operation in the Japan market and expand business overseas for each line so as to cope with the population decrease in Japan.

The Lifestyle & Retail Business Division is steadily developing stores in our supermarket and drugstore chains. In the brand-related business, we sold Coach Japan's shares and are eager to launch a new brand that can take its place.

Please talk about "Prosperity and Dreams."

Our business is closely related to lifestyle. I feel it most important for us to contribute to consumers' prosperity and dreams by providing them with a comfortable lifestyle in terms of peace of mind and safety. We'd like to make efforts so that everyone can enjoy a healthy body and mind and lead a fully satisfying life.

Promoting High-Value-Added Business

The Logistics & Insurance Business Division was launched in 2000 as part of our strategy to make logistics into a high-value-added business. In addition to conventional functions including delivery, marine transport and insurance, we also operate logistics centers, door-to-door delivery and overseas industrial parks. General Manager **Tsuneo Naito** reports.


SSE
May 11th 2005

Logistics is an indispensable function of a trading company for the import, export and wholesaling of goods. Logistics has a similar role of supporting each business division's accounting and risk assessment operations, and was thus positioned in Corporate Group for a long time.

The year 1998 marked a turning point in how we viewed logistics: an SCM* Promotion Team for the entire company was established in our division, and a course was mapped for logistics to become a new revenue stream. This happened while President Oka was chief of Planning & Coordination Div., and in 2000, the business became a full-fledged sales division, the Logistics & Insurance Business Division.


Akanehama Logistics Center

Highly Functional Logistics

The logistics industry underwent a major change in the late 80s, since the customer's needs became diversified and commodity's lifecycle was cut short. Distributors have forced vendors and logistics companies to arrange for faster and smaller-lot delivery so as to meet the customer's needs. Logistics processing, such as inspection and sorting, became necessary as well.

Furthermore, the burgeoning mail-order market meant a greater demand for door-to-door delivery.

Manufacturers have to adjust their distribution models and also improve production efficiency. The key issue for efficient logistics is to network a manufacturer with its production sites across the world, and to reduce the stock level without missing sales opportunities for products with shorter lifecycles.

The time had arrived for logistics with advanced functions capable of handling these needs.

B2C-Type Platform of Logistics Center Business


• Shift from vendor logistics to an SCM led by mail-order companies
• Cost reduction through joint operation and moving logistics centers to producing areas
• Shortened lead time
Vendors & Factories
(overseas)
Drop Shipment
Example: Large articles
Standard Flow
Inspection Center (Luckwin Group)
• SCM control tower
• Collection and consolidation of small-lot cargo
• Product liability and claim aversion
Hub Center (All Trans)
• SCM base
• Consumer services base
Tracking Companies
Consumers
Unification of logistics
Networking
Procurement/Distribution
Receipt & Shipment/Storage
Delivery/Returns

* SCM: Supply Chain Management.

** B2C: Business to consumer transaction, conducted online

Logistics Center—Our Core Business

Entering the 21st century, logistics systems are assuming a profit-creating role where information is processed in real-time using advanced networks to create business opportunities. Know-how in logistics centers and small-lot cargo handling enables added-value logistics, and has made companies specializing in logistics centers and door-to-door delivery more competitive. The logistics center is our core business.

As a trading company, Sumitomo Corporation possesses fundamental expertise in logistics and a wealth of human resources. In addition, we are engaged in direct consumer marketing such as TV shopping by Jupiter Shop Channel and apparel by Eddie Bauer Japan. We decided to unify these operations under the umbrella of a logistics center business.

At present, our subsidiary All Trans

operates logistics centers at nine locations in Japan, and construction of a large-scale, cutting-edge logistics center in Narashino City, Chiba Prefecture is planned that can handle complex B2C**-type logistics of the sort required by mail-order companies. Utilizing our logistics center expertise, we at Sumitomo Corporation are expanding to handle logistics between companies of electronic parts, etc. In Asia, where economic growth has been remarkable, we are rapidly shifting from a conventional storage-purpose logistics center. An example is our door-to-door delivery business launched in Beijing and Shanghai by combining the know-how of Sagawa Express and that of our logistics center.


General Manger Tsuneo Naito of the Logistics & Insurance Business Division

Maximizing Trust, Strength in Information

A big part of logistics is trust, since it involves looking after valuable goods during their storage and transport.

Happily, our customers have great trust in us, thanks to Sumitomo's creditworthiness. The work is all done by employees at Sumitomo Corporation and its Group subsidiaries, which inspires more confidence. Every process, whether applying price tags, managing orders, or inspecting goods, is handled within the Group, which gives our customers a sense of assurance.

Our information-gathering is another strength. As Sumitomo Corp. operates diversified businesses around the world, we receive in a timely manner from each Business Unit news about overseas market entrants and business expansions. Using this information we can quickly sell logistics services.

Manufacturers that operate overseas factories must procure numerous parts from various countries. Sumitomo Corp., with its information-gathering and logistics center experience, can get those parts, set up a logistics center in front of the manufacturer's factory, and provide just-in-time delivery.


TRAN SPORT COMMUNICATION
SAGAWA
上海大众佐川急便物流有限公司
Sales drivers of Shanghai Dazhong Sagawa Logistics Co., Ltd. (China)

Overseas Industrial Parks

Another characteristic of our division is that we operate overseas industrial parks.

Ordinarily this would be handled by a real-estate or construction division, but at Sumitomo Corporation, the Logistics & Insurance Business Division is in charge; overseas industrial parks are considered part of logistics.

Once a new factory gets the go-ahead, the first job is transporting construction materials and equipment. When the factory starts operating, there's raw materials and parts to be transported, and once products are manufactured, the shipment of those. You need insurance, too. Sumitomo Corporation can be involved in all of these areas, which leads to business for other divisions of our company, such as sales of raw materials. We have parks in the Philippines, Vietnam, Indonesia and China, each with a logistics center. All the tenant companies in our parks are pleased with the system.


Thang Long Industrial Park in Vietnam

Targeting Japanese Makers

Our main target is Japanese manufacturers that demand high-performance logistics including just-in-time delivery. Most of the tenants in our parks are Japanese manufacturers.

Strategically, our biggest markets are China and Asia. Many Japanese manufacturers, led by auto makers, are advancing into South China and Shanghai. Centering on these regions, we will approach customers using our advanced logistics function—the logistics

Promoting High-Added-Value Business

center, as well as door-to-door and small-lot cargo business—as our weapon.



In 2003 we began operating the Shanghai Super Express, connecting Shanghai and Hakata Port in Kyushu, Japan in 26 hours via high-speed cargo ship. We established a joint venture in China for the transport of finished vehicles there. And we launched an insurance broker business targeting Japanese companies in China.

Trade between the U.S. and China has increased recently, and exports to the U.S. by Japanese makers with factories in China are also increasing. This requires advanced logistics, so we set up a logistics center in the U.S. for the smooth functioning of our logistics centers in China, and acquired ServiceCraft Logistics, a mid-sized third-party logistics (3PL***) business in October 2004, led by Sumitomo Corporation of America.



Commercializing One Idea After Another

The Logistics & Insurance Business Division has 150 employees, and they are really energetic. They fully understand the meaning of our making logistics into a business, and of doing product development and marketing by themselves. I think they enjoy the work since they develop and sell products using their own brains.

For example, transporting goods by ship between China and Vietnam, while common, takes a lot of time. Ideas have been commercialized such as one in which goods are shuttled between logistics centers in China and Vietnam by land, greatly shortening the time.

Creating a Brand

There are three tasks at present for me.

One is to strengthen and maintain the foundations of our business: delivery, maritime transport and insurance. The know-how and strength fostered there are the source of our sales power. They are indispensable in building up the Group's integrated corporate strength, so this is a never-ending task.

Next is to raise our profitability. Though earnings have improved, I'm afraid the logistics business is still not very profitable. While logistics has also entered the time of network, we need to come up with ideas to boost earnings, for instance, by shipping goods made in China to Japan and further delivering them to the four corners of Japan. We will work to reduce costs as well.

The number of employees worldwide including those at subsidiaries is 2,000—5,000 when we count laborers. I'm very pleased that their awareness has started to change, and they have begun to make this logistics network of Sumitomo Corporation a reality.

Another task: I'd like to raise the recognition of Sumitomo Corporation's logistics and make it a powerful brand. Establishing a brand image that says Sumitomo Corp.'s logistics does a solid job—that is my dream.

Logistics Service Infrastructure from Upstream to Downstream


Information
Raw material maker
Maker
Wholesaler
Retailer
Consumer
Logistics
Overseas Industrial Park
Overseas Logistics Provider
Sumitrans
Sumisho Logistics
All Trans

*** 3PL: 3rd-Party Logistics. A company contracted to handle logistics



SC-ABeam Automotive Consulting

Exclusive Consulting Firm 100% Dedicated to the Auto Industry

The Only Consulting Window for the Industry

Sumitomo Corporation (SC) is in a unique position among many trading firms with its automotive business unit covering a full value chain of the industry beginning at product development and ending at retail. SC-ABeam Automotive Consulting (SC-ABeam) was established as an industry-focused consulting firm to contribute to the industry's sustainable growth through delivering the industry-unique skill and knowledge cultivated within SC's automotive business division.


SC-ABeam

Staff members

In alliance with ABeam Consulting (formerly known as Deloitte Tohmatsu Consulting), the first Asia-based global management/system consulting firm, SC-ABeam provides such consulting services as bridging between "management and operations," "industry and market" and "plan and implementation." Our support to the industry includes "corporate and marketing strategy planning and execution," "business process reengineering," "overseas business deployment and procurement" at both strategic and operational levels. We also assist investment funds and overseas entities in entering into the Japanese auto industry through "investment opportunity screening," "due diligence," "valuation" and "entry/execution/exit strategy development."



Seminar at the SC-ABeam AutoStanding Academy

Although SC-ABeam is still young (2 years from foundation) and small (10 employees) company, we have undertaken lots of projects which include leading car manufacturers' development of long-term corporate strategy, competition strategy and brand strategy; buy-out funds' business due diligence; and major system integrators' product (service) development. SC-ABeam has been successful enough in maximizing productivity and quality to take up such a lot of projects thanks to the focus on only one industry very familiar to ourselves, so we are getting closer to our goal: "the only consulting window for the industry." Last year SC-ABeam supported SC in their acquisition of KIRIU Corp., a Japanese leading brake component supplier.

Japan Innovation Beginning in Auto Industry

Based on our belief that the auto industry would lead the nation in innovation, and that we could do something beneficial for the industry through our activities, SC-ABeam has launched two new projects this year. First is the small-and-medium enterprises restructuring and reinforcement project. SC-ABeam, jointly with SC Automotive Investment, an investment fund management firm established 100% by SC in April 2005, are working on business model renewal and business scale enlargement in the car distribution segment and related services. Second is the establishment of auto-related venture companies' membership club named "SC-ABeam AutoStanding Academy." With collaboration with contracted specialists like lawyers and CPAs, 15 car and parts manufacturers and more than 20 financial institutions, SC-ABeam supports such venture companies that are equipped with both a managerial "spirit" and technological "edge" to successfully make entry in the auto industry through the Academy.



Lecture at the Beijing International Automotive Conference

SC-ABeam is steadily stepping forward to realize the "Japan innovation beginning in auto industry." Please feel free to contact us, "the only consulting window for the industry," whenever you meet with a client faced with auto industry's challenges.


SC-ABeam
Automotive Consulting

Merger Brings Synergy to SCS

Two core IT enterprises of the Sumitomo Corporation Group, Sumisho Computer Systems Corporation (SCS) and Sumisho Electronics Co., Ltd. (SSE), merged in August 2005 to create the new Sumisho Computer Systems Corporation with ¥118 billion in sales (projected for FY2005) and some 3,000 employees. The new company aims to become a leading IT service enterprise. We spoke with President & CEO Yasuyuki Abe.

SCN: Please talk about the objective of the merger.

Abe: Sumitomo Corporation's core IT enterprises—the former Sumitomo Computer Systems and Sumisho Electronics—had been engaged in system architecture and operation, and integration of hardware and software, respectively.

To better serve customers, however, we needed the IT service know-how of both companies. This became apparent as integrated solutions encompassing hardware, software and usage technologies entered the mainstream.



Yasuyuki Abe, President & CEO
Sumisho Computer Systems Corporation

The merger was the best way for us to achieve this. It lets us respond to more advanced and diversified needs at a time when companies are aggressively promoting IT in their management infrastructure.

By providing a greater range of IT solutions to customers of both SCS and SSE, we can ensure the mid- and long-term growth of the new Sumisho Computer Systems (new SCS) in terms of volume and quality.

SCN: What are your strategies?

Abe: The former SCS's IT solutions earned the trust of customers. But their needs changed dramatically in recent years to include networking, not just software, so we needed to upgrade our services.

Meanwhile, SSE was one of the top players in the field called digital engineering, which empowers manufacturing sites with IT. Similar to SCS, the company needed to broaden its reach with systems that let customers access factory production data from their main offices, that let planning sections access data in real time.

The new company's strategy addresses these weaknesses by combining the strengths of both companies—the former SCS's distinctive technological capabilities and SSE's diverse products and sales power to enterprises—to maximize their business potential.

SCN: What are your expectations for business opportunities?

Abe: Analysis of the top 200 customers of both SCS and SSE show only 15% overlap. In other words, of 400 companies, some 340 have business relationships with one company but not with the other.

The merger lets us offer new solutions to this combined customer base. As their main partner for IT system architecture, we'd like to respond consistently to diversified needs and use this to drive our business expansion.

SCN: Are you looking at the integrated corporate strength of Sumitomo Corporation Group as SCS's business opportunities?

Abe: I see the new SCS becoming the "IT Center" of the Sumitomo Corporation Group. As such we would like to strengthen our role by providing solutions to Group companies, thereby helping them to expand business. Using the expertise thus gained we can then quickly develop systems for customers outside the Group.

In other words, we will leverage system architecture expertise fostered through Group business to pursue new opportunities; experience acquired outside the Group would similarly be used to enhance IT services within the Group, creating a cycle of positive reinforcement.

Lastly, we will use the Group's overseas network as our main base for scouting new technologies and products, and aim to build a collaborative operational network on a global basis including our own overseas base.

SCN: Tell us about your future aspirations.

Abe: What we are targeting is not a total IT service enterprise offering something for everyone. We'll target a specific area, focusing

management resources there, to become a top enterprise in that area. And so on until we become a leader in the industry. We envision ¥300 billion in sales as a milestone to achieve within three to five years.

Also, I am emphasizing "a spirit of challenge," and would like to see it instilled into the new SCS's 3,000 employees. We'd like to become an organization of teamwork backed by information sharing, challenging anything without fear of failure, adroitly adapting to the business environment, anticipating customer needs and creating markets.

To accomplish this it is important for me to communicate with all the employees, so I intend to have lunch with them, 10 to 20 at a time. It will take two years to have lunch with them all (laughs).

In short I'd like to make the new SCS a truly great company. Not only for our customers and shareholders, but for all the stakeholders including employees. This will be foremost in my mind as I manage the company.

Expanding Business Opportunities Using the Sumitomo Corporation Group's Integrated Corporate Strength



Overseas
Japanese companies
Sumitomo Corporation and Group companies
New SCS
(SCS/SSE)

Function as the Sumitomo Corporation Group's IT Center

Utilize expertise acquired through businesses with the Group to expand businesses with domestic customers (including those with overseas operations)

Develop new technologies and products using overseas resources of the Sumitomo Corporation Group

Merger Goals



Mid-term growth of new SCS
Merger synergy
• Provision of broader IT services
• Increase in cross-selling opportunities
SCS
○ Sales power
○ Product procurement
○ Networking
Combine IT capabilities with plural customer bases to anticipate and respond promptly to diverse needs.
○ System integration
○ Product development
○ Outsourcing
SSE



Sumitex Co., Ltd.
Sewing Up the Market for High-End Apparel

Sumitex Co., Ltd. specializes in the OEM production, sales, and import/export of high-quality textiles.

Sumitex was established in April 2003 as a trading company specializing in the production, sales and import/export of textiles. Leveraging Sumitomo Corporation's reputation, IT capabilities and global network, our main operation is the OEM production of apparel including fashion goods. The items we handle range from shirts, jackets, and coats for men and women to toys for theme parks. We have sewing factories in China, Vietnam and India.

Looking to Vietnam

Going beyond a trading company's traditional business model of moving goods from point A to point B, we have established factories to produce the goods ourselves. Our sewing factory in Ho Chi Minh City, Vietnam is highly regarded by apparel companies and is an important production base for our OEM business.

The possibility of a higher yuan resulting in lower cost-competitiveness has made it risky to concentrate production bases in China; for this reason certain apparel makers have begun looking to Vietnam. In the early 1990s, Sumitomo Corporation began setting up production bases in that country, and today we are a leader in the production of mid- and high-end garments in Vietnam.


Sewing work in Vietnam


Eddie Bauer's fall–winter 2005 collection

Winning Customer Trust

A major strength of the factory in Vietnam is its quality control. Our customers are apparel companies handling mid- and high-end brands in Japan—brands you find in department stores. We also ship many products to the smaller boutiques that are so popular among 20- and 30-somethings.

Such customers expect very high quality, and to achieve it, we make use of Japanese technical experts. We also conduct the same rigourous management of intellectual property as Sumitomo Corporation. In short, we are working hard to win customer trust.

Since this is an OEM operation, our company name does not appear on the labels; customers will not likely know that the garment they pick up is made by us. But even in our background role, we are thrilled when garments sewn at our factories go on to become popular fashion items back in Japan. For this reason we will continue working hard to produce excellent goods that please our customers.


SUMMIT GARMENT
SAIGON
With Sumitomo Corp. President Motoyuki Oka in front of Summit Garment Saigon, our sewing factory in Vietnam

COMPANY PROFILE

Name: Sumitex Co., Ltd.
President: Masao Yamamoto
Address: 3-24-1, Kanda Nishikicho, Chiyoda-ku, Tokyo
Telephone: +81-3-3518-8461
URL: http://www.sumitex.co.jp (Japanese)
Business: Import and export, production and marketing of garments


Biomass
Biomass

Biomass: Energy for the Future?

Plain Talk

Wood biomass used to be one of the main energy sources of mankind up until the Industrial Revolution. Today, the cutting-edge technology brings back wood as a clean, renewable fuel. What are the business prospects for this "new" form of energy? We report on Sumitomo Corporation's activity.

Plain Talk

Entry into force of the Kyoto Protocol, the international climate change policy and countermeasure, induced the surge of global concern over environmental protection. Meanwhile, the initiatives to recycling-oriented economic system to save limited resources have been active. In the 21st century, sustainability is the key word in many aspects of our economic activities.

Along with these social concerns, the energy issue is facing a turning point. The "New Energy" resources, not yet exploited enough such as solar cell and wind, are spotlighted as substitution of conventional fossil energy resources. Especially, biomass is attracting large attention in the "New Energy" resource category.

Biomass refers to organic matters which can be converted to energy. Some of the most common biomass fuels are wood, agricultural residues, crops and manure. Unlike solar and wind power, biomass is relatively stable resource which is not susceptible to specific climatic conditions to exploit for energy. Especially, wood biomass shows good potential of use in Japan, as it has about 65% of forest coverage of the entire land.

Another advantage of biomass is its unique status as a "carbon neutral" material due to its photosynthesis activity. Plants and trees generate oxygen and cellulose in return to absorbing carbon dioxide (CO_2) under the sunlight in the growth process. CO_2 released during the biomass combustion is not counted as virtual release of carbon into atmosphere, as it will not effect CO_2 concentration in the air in a long run. Thus, the fuel switch from conventional fossil fuel to biomass can reduce CO_2 emissions as much as it is supposed to be generated from the avoided fossil fuel combustion.

Despite its potential and benefits, the use of biomass in Japan remains extremely limited. In fiscal year of 2002, it accounted for only 0.7% of all "New Energy" resources, which made up only 2% of the 600 million oil equivalent kilo litters of the primary energy supply.

Backed by the growing concerns over climate change and domestic energy issue, critical voices over the toddling utilization of renewable energy resources are getting louder at last.

In 2002, the Government of Japan released the new long-term energy strategy to increase supply from "New Energy" by three times from 6.93 million oil equivalent kilo liters (1999) to 19.2 million kilo liters by 2010.

The door has been opened for "New Energy" to become one of the major energy options.

With sensation of new business opportunity, we embarked on new initiatives in various fields of New Energy. The import and sales of biomass boilers, the direct wood combustion system, is one of the new initiatives.

With about 65% coverage of its land, Japan is rich in forest resources. Forests play important functions in eco-system by absorbing CO_2, pooling water under ground, and protecting landslide, etc. However, the appropriate forest management including thinning has been practiced less because of the financial difficulty of forest industry, which has been waning by cheaply imported lumbers. As a result, Japanese forests are dwindling their vigor.


CO2
CO2

Wood biomass energy utilization can be one of the solutions to improve current condition of forest resources. The utilization of thinning woods as energy fuel enables to maintain continuous forest management. Thus, wood biomass energy is doubly significant to the Japanese society.

Once, we commonly used fire wood and charcoal for heating and cocking. As time goes by, the lifestyle has changed and the use of wood fuel is hardly seen in the household or even in the sawmill industry with a large amount of wood residues from the process. One may conclude that the development of wood combustion technologies has not been progressed much in Japan as a side effect of this change in society.

Thinning Wood for Local Spa

Turning eyes on Europe, the policy-led expansion of wood biomass utilization successfully achieved improvement in wood combustion technologies. When we came up with the idea of wood biomass energy utilization, it was natural for us to check European technologies. Amongst all, Polytechnik, the Austrian biomass boiler manufacturer, has good reputation with its specialty in combusting high water content woodchip and bark (wood skin).

With new potential of bark utilization, which has no other way but dispose as waste in Japan, we started marketing of the Polytechnik's boilers eagerly. But immediately, we faced the first, big obstacle as a nearly standardized requirement; no operating record of the boilers in Japan.

Trying hard to find one prospective customer irrespective with domestic operating record of the products, we happened to get in touch with "Tokushima Wood Biomass Research Group." Through one of the members of the group, who works for Tokushima municipal government, we were informed that, "Kamikatsu town is currently considering installing a biomass boiler." Thus, we went straight off to Kamikatsu town accompanied by him.

Kamikatsu is an ecologically minded town. It has a recycling system that separates garbage into 34 kinds, and seriously needed to deal with trees thinned from local forests.

It studied on biomass boiler installation for heating local spa facility run by the third sector company of the town. After enthusiastic effort on sales by the Shikoku Branch of Sumitomo Corp., and the Machinery & Electric System Department in Osaka, and engineering support from Kanac Co., Ltd., who helps construction and maintenance of a biomass boiler, Kamikatsu town finally decided to introduce the first Polytechnik's biomass boiler into town.



Driving Force of Community Revitalization

In May 2005, the first Austrian biomass boiler started its operation in a local spa of Kamikatsu town. It is one of a few applications to heat local cold mineral spring by woodchip, instead of fossil fuels in Japan. It attracts big attentions from all over the country and receives many visitors daily.

Wood biomass utilization is expected to be beneficial not only in CO_2 absorption, but also in revitalization of town economy and society by activating local forestry and by creating job opportunities in town.

With Kamikatsu installation as a turning point, we started establishing full-scale boiler sales system within the organization. Hike of crude oil price and governmental subsidies on wood biomass installation timely provide a tailwind to our activity.

In Sumitomo Corporation, the Global Environment Group takes a coordinating role of organization-wide activities, the ECO&ESP Business Dept. is in charge of sales in eastern part of Japan, and the Machinery & Electric System Department in Osaka looks after sales in western part of Japan. With technical support from Kanac Co., Ltd., we believe we can offer variety of services other than merely import assistance and sales of products by taking maximum use of our functions as an integrated trading house. In near future, we are planning to expand the biomass related business beyond boiler sales. We find that wood biomass business provides us with great opportunity and excitement to contribute to mitigation of the impact from climate change and to cheerful communities.

This article was written with a cooperation of Ruiko Kato, Global Environment Office, Sumitomo Corporation.

Hometown Highlights

In this section we invite staff members from our overseas offices to write short essays about life in their countries.

Senegalese Teranga

DAKAR

by Gabriel Sarr



Dakar, capital of Senegal, is one of the most attractive cities in West Africa. During French colonization, Dakar was capital of West Africa and even today the architecture of most of our buildings is in the French colonial style.

Senegalese people are very hospitable, kind and tolerant. Our hospitality is summed up in the Senegalese word *teranga*. People having different cultures, religions and nationalities live together here peacefully.

Last year, when visiting Tokyo for inter-office training, I remember some Japanese who revealed their passion for the famous car race: the Rally Paris-Dakar.

And, during the last Soccer World Cup in 2002 in Japan, our soccer players beat the world-champion French team and reached the quarterfinals.

If you happen to visit Dakar, I recommend visiting the slaves' island of Goree, from where Africans were deported during the slavery period, as well as:

- Lac Rose: beautiful pink lake 40 km from Dakar;
- Saly Portudal: a sea-side resort around 80 km from Dakar, with beautiful beaches and hotels;
- Djoudj National Bird Park, registered with UNESCO and sheltering around 3 million of birds every year;
- Natural region of Casamance.

During your visit, please try Senegalese food. I am sure that you will enjoy *tieboudieune*, our national dish of rice and fish.



Independence Place of Dakar



Baobab tree (emblem of Senegal)



Fish market of Soumbedioune

Dangdut, the Music of My Country

JAKARTA

by Gagat Bhumyantoro



Although Indonesian people like pop, jazz and rock, *dangdut*, a traditional Indonesian music, is still their favorite. Its simple rhythms make it easily understood and enjoyed, and it is the music of choice for many occasions such as wedding parties, circumcisions (of young Moslem males), gatherings, etc.

Dangdut is a simple word taken from the sound of strong beats produced by percussion instruments. Because of its loud and inviting beat, when a family holds a party with a dangdut band, many people within a radius of up to 10 km will come over and dance. Although they can join free of charge, later on, being so emotionally excited, they do the *sawer*—give a donation to the female singer—in appreciation for her singing and dancing with them. Naturally, such occasions also attract food and snack sellers eager to earn money.

Anyone can play dangdut. To entertain ourselves, twice a week after work we go somewhere nearby and play the music, using just a guitar and a large, empty PET bottle to produce the sound "dang.. dut..!!"

Based on the saying "Picnic without dangdut is like soup without salt," we almost never miss dangdut on tea-walks and company picnics. So, come here and join us! "Dang.. dut..!!"



Playing music after work with guitars and a PET bottle as the percussion instrument



A colleague does a sawer for a dangdut singer during an Aug. 28, 2005 tea-walk.

Planting a Hippocrates Tree at Harumi Triton Square

On November 16, 2005 at Harumi Island Triton Square, a Hippocrates Tree-planting Ceremony was held to mark the 30th anniversary of Japan-Greece Society, for which Sumitomo Corporation's Global Strategy and Research Dept. acts as secretariat.

Under a sunny autumn sky and the flags of Greece, Japan and Chuo Ward, soil was shoveled onto the sapling by Mr. Tomiichi Akiyama, Chairman of Japan-Greece Society and Sumitomo Corporation Honorary Advisor; Honorary Chairman H.E. Mr. Kyriakos Rodoussakis (also Ambassador of Greece to Japan); Mayor Yoshihide Yada of Chuo Ward; and Society member Sunao Tsuneto. Also present were General Manager Takeshi Kano of the Construction & Real Estate Division, the doctors of Jikei University Harumi Triton Clinic, and others involved with Triton Square, for a total of 50 participants.


The young Hippocrates tree

Father of Medicine

The tree is named after the ancient Greek physician Hippocrates, widely considered the Father of Medicine. Even today the Hippocratic oath is recited by doctors around the world. On his native island of Kos, Hippocrates is said to have given lectures under a large tree (*platanus orientalis*), which over time became known as the Hippocrates Tree.

The first Hippocrates tree in Japan was planted at Yamagata University's Faculty of Medicine in 1956, with a seed brought back from Kos. Another young Hippocrates tree, a gift from the island, was planted at the University of Tokyo's Faculty of Medicine in 1975.

In May 2005, with help from the Greek Embassy in Japan, Japanese Embassy in Greece and many others, saplings of the Hippocrates tree were transported to Japan from Kos. To prepare them for their new soil and climate, the young plants were first cared for at a nursery in Chiba Prefecture, until one was deemed ready for Triton Square. (The others were donated to Shodo Island and Shinjuku Ward, sister cities of Greek cities, as well as to Chiba University Faculty of Medicine, Saiseikai Central Hospital, Tokyo and Tokyo Metropolitan Geriatric Hospital.)

The tree planted at Triton Square bears a commemorative plaque inscribed with one of Hippocrates' famous sayings (translated into Japanese by Honorary Professor Tomio Ogata, MD of the University of Tokyo):

"Life is short, the art long, opportunity fleeting, experiment treacherous, judgment difficult."


The tree-planting ceremony

A Future Landmark

In his address, Chairman Akiyama said, "Triton Square is known for its abundant and beautiful plants. It is named after Triton, son of Poseidon, the Greek god of the sea, and himself the god of calm who soothed the storm. Triton Square truly fits as the place to plant the Hippocrates tree. In four or five years this tree will have grown six or seven meters, something we can all look forward to."


Harumi Island Triton Square, site of Sumitomo Corporation Headquarters

Next time you are in Triton Square please visit the Hippocrates tree. It will not be too long before it becomes a well-known landmark offering a nice place to chat.

—Global Strategy and Research Dept.

Beijing

ADVENTURES IN A FOREIGN KINDERGARTEN

Eighteen months ago my son began attending a local nursery. In Beijing, most expats live in apartments for foreigners, and my family's building is almost entirely occupied by Japanese. There is a Japanese nursery on the premises, and my daughter, three years older than my son, had gone there. Although living in a Japanese-language environment is comfortable, it lessens the feeling of living in a foreign country.

When I heard about a Chinese kindergarten close by that my son could attend, I wanted him to go. I reasoned that a boy should grow up with the well-roundedness necessary to live in any environment. However, my son reacted strongly to being placed in a situation where he could not communicate due to the language barrier, and my wife had to force him onto the school bus every morning for several months. My son was so nervous that he couldn't eat school meals, and lost weight, which worried my wife.

Backwards Fashion?

The local kindergarten that my son attends is for 2-5 year olds, with about 20 kids per class. Tuition is about ¥30,000 per month (including meals). In view of Beijing's cost of living, which is about one-fifth that of Japan, this is very expensive. However, the school is favored by education-minded families for the high quality of its teachers, its modern facilities, and its arts-rich curriculum that includes foreign languages.



At the kindergarten

School hours are from 8 am to 5 pm, with two hours for an afternoon nap; classes include Mandarin Chinese, dance, art class, piano, English, Shaolin martial arts, inline skating, and many others. I believe that the long school hours, and the fact that three meals are served, reflect the many double-income families in China today.

One time my son wore a sweatshirt that had some images and words on the back. But he came home with the images and words on the front! It must be the fashion in this city to wear words and images on the front, and his teacher must have told him that he had it on backwards. Another of the many episodes that struck me as being very Chinese was the heavy fine imposed on parents, calculated in one-hour increments, for being late to pick up their children.

Educating "Little Emperors"

When Chinese people hear that I have two children, a daughter and son, they say I am very fortunate. China has had a one-child policy in place for the past 25 years. It is strictly observed in urban areas, so my Chinese colleagues at work all have only one child, and most colleagues in their twenties are themselves only-children.

When we first moved to Beijing, I noticed that people would often stare at my children. It seems that having two is an enviable thing.

These days many Chinese kids are brought up spoiled and called "little emperors" for their selfishness. However, children growing up in the world's most populous country must learn how to compete and survive. I find that many parents in China share this feeling, and in this light, their pursuit of the best education for their only-children is understandable.

Now that my son has gotten used to attending Chinese kindergarten, I as a father wonder how the experience with school fellows will affect his future.

—Yoshiyuki Higashi
Sumitomo Corporation (China) Holding Ltd.



Exploring the arts

SC NEWS is a quarterly publication of the Corporate Communications Dept. of Sumitomo Corporation.
1-8-11, Harumi, Chuo-ku
Tokyo 104-8610, Japan
e-mail: info1@sumitomocorp.co.jp
URL: http://www.sumitomocorp.co.jp/english


Vegetable INK